Exhibit (h)(3)

Expense Limitation Agreement

April 18, 2018

Clayton Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Protective Life Dynamic Allocation Series - Conservative Portfolio, Moderate Portfolio and Growth Portfolio (each a “Fund”). This letter is to inform you that JCM will waive all or a portion of its management fee for each Fund, from May 1, 2018 until May 1, 2019, under the following conditions:

In the event the operating expenses of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, during the period May 1, 2018 through May 1, 2019, exceed 0.55% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable pursuant to a Rule 12b-1 Plan, shareholder servicing/administrative fees payable pursuant to the Transfer Agency Agreement, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund.

JCM may recover from the Fund fees and expenses previously waived or reimbursed during the period beginning with the Fund’s commencement of operations and expiring on the 3rd anniversary of the commencement of operations. JCM may elect to recoup such amounts only if: (i) recoupment is obtained within 3 years from the date an amount is waived or reimbursed to the Fund, and (ii) the Fund’s expense ratio at the time of recoupment, inclusive of the recoupment amounts, does not exceed the expense limits at the time of waiver or at the time of recoupment.

151 Detroit Street, Denver, CO 80206 T (303) 336 4000 janushenderson.com Janus Capital Management LLC serves as an investment adviser.

Exhibit (h)(3)

For the avoidance of doubt, at no time during the term of this letter shall the expenses allocated to the Fund, with the exceptions noted above, exceed 0.55% of average daily net assets.

This waiver/reimbursement will continue in effect until May 1, 2019, unless otherwise terminated, revised or extended. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS CAPITAL MANAGEMENT LLC		CLAYTON STREET TRUST

By:	/s/ Brennan Hughes	By:	/s/ Jesper Nergaard
	Brennan Hughes		Jesper Nergaard
	Senior Vice President		Vice President, Chief Financial Officer
and Secretary